Eyedaptic, Inc.



ANNUAL REPORT

23421 South Pointe Drive

Laguna Hills, CA 92653

0

https://eyedaptic.com/

This Annual Report is dated April 23, 2021.

BUSINESS

Eyedaptic, is a software company addressing the large unmet need in eye care of AMD (Macular Degeneration). Our wearable visually assistive solutions are based on open market Augmented Reality (AR) glasses acquired from third-party vendors. We at Eyedaptic then embed proprietary simulated natural vision software that is adaptive to the user's vision, environment, and habits. The software optimizes the users remaining vision with image processing enhancements and facilitate usage with machine learning algorithms. Our AR vision solution is sold through a distribution channel which incorporates optometrists, low vision specialists, ophthalmologists, and a low vision dealer network.

The company was founded in September 2016, as Ocutrx Technology Development, LLC and the named changed to Eyedaptic, LLC with a name brand that better described what our product does. Eyedaptic, LLC was converted to a corporation, Eyedaptic, Inc. on December 15, 2017.

Previous Offerings

Between 2020 and 2019, we sold 0 shares of common stock or 0 shares of non-voting common stock under Regulation Crowdfunding.

Type of security sold: Convertible Note

Final amount sold: $1,425,000.00

Use of proceeds: Product Development

Date: January 22, 2020

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

The following discussion is based on unaudited operating data and has been prepared by an accountant that has completed a financial review of these statements.

Revenue

Revenue began in 2019 with the soft launch of our first product, EYE2. Given that sales started at the very end of 2019, this resulted in 5 units sold. We expected revenue to grow during 2020 pandemic, as we launched our product in the United States in conjunction with Vispero, the world leader in low vision aids. Revenue grew over 1000% to over $62K in 2020.

Cost of sales

Cost of sales were based on the cost of the units sold, in addition to accessories purchased for sale with the units.

Gross margins

Gross margins in 2019 of 19% was minimal due to the introductory, and temporary, pricing

provided at time of soft launch of the first product. Gross margins were expected to expand in 2020 as typical sales prices normalized, and doubled to 38% primarily through our partnership channel. Potentially higher gross margins in the range of 60% to 70% are expected through medical eye care channels. This expanded overall Gross margin dollars by 2000%.

Expenses

Expenses in 2020 were essentially flat to 2019, raising by 2%. Direct expenses increased in 2020 as the company expanded production and revenue. R&D remained flat to down as product development was directed on to new products, after launch of the first product at the end of 2019. G&A as well as Sales and Marketing grew year on year, primarily based on increased expenses in operations and on incremental increase in sales head count to support production.

Historical results and cash flows:

See discussion of 2020 expectations in discussion of 2019 Financial Statements.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $363,254.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Investors

Amount Owed: $1,075,000.00

Interest Rate: 6.0%

Maturity Date: January 22, 2022

Convertible Note to Equity at Maturity ($1,075,000 amount outstanding of the total $1,425,000 offering) all on the same material terms.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jay E. Cormier

Jay E. Cormier's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President & CEO

Dates of Service: April 07, 2017 - Present

Responsibilities: President & CEO overseas & manages all operations and strategic functions of the company including (but not limited to): Engineering, Finance, Sales, Marketing, Operations, Legal, Business Development and User Engagement. (compensation $49,200 salary + certain equity ownership)

Name: Mitul Mehta, MD MS

Mitul Mehta, MD MS's current primary role is with University of California Irvine, Health Sciences, Gavin Herbert Eye Institute. Mitul Mehta, MD MS currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Medical Officer

Dates of Service: April 07, 2017 - Present

Responsibilities: Oversee clinical engagements including (but not limited to): Clinical studies, user recruitment and engagement, Medical advice. (No salary; certain equity ownership)

Other business experience in the past three years:

Employer: University of California Irvine, Health Sciences, Gavin Herbert Eye Institute

Title: Associate Clinical Professor of Ophthalmology, Retina Division, Fellowship Director, Vitreoretinal Surgery

Dates of Service: August 01, 2014 - Present

Responsibilities: Ophthalmologist & Professor

Name: Arthur Reidel

Arthur Reidel's current primary role is with Horizon Ventures. Arthur Reidel currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director

Dates of Service: December 15, 2017 - Present

Responsibilities: Board Member is responsible for CEO and officer oversight, and Governance. (No salary; certain equity ownership)

Other business experience in the past three years:

Employer: Materna Medical

Title: Board Director

Dates of Service: December 01, 2010 - Present

Responsibilities: Board Member

Other business experience in the past three years:

Employer: Horizon Ventures

Title: Managing Director

Dates of Service: February 01, 2012 - Present

Responsibilities: Venture Partner

Name: Gerald Fitch

Gerald Fitch's current primary role is with . Gerald Fitch currently services N/A hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director

Dates of Service: December 15, 2017 - Present

Responsibilities: Board Member is responsible for CEO and officer oversight, and Governance. (No salary; certain equity ownership)

Name: David A. Watola

David A. Watola's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer

Dates of Service: April 07, 2017 - Present

Responsibilities: Technology & Product Development of core image processing technologies as well as product development for deployment in products. Including (but not limited to): algorithm development, user interfaces, hardware evaluation and bring up, infrastructure creation and

maintenance. ($49,200 salary and equity compensation per the cap table)

Other business experience in the past three years:

Employer: Montana Systems, Inc.

Title: Sr. Principal Design Engineer

Dates of Service: November 26, 2014 - Present

Responsibilities: Architecture advice

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Cormier Family Trust

Amount and nature of Beneficial ownership: 7,300,000

Percent of class: 72.0

Title of class: Convertible Note

Stockholder Name: Cormier Family Trust

Amount and nature of Beneficial ownership: 67,610

Percent of class: 6.3

RELATED PARTY TRANSACTIONS

Name of Entity: Jay Cormier

Relationship to Company: Director

Nature / amount of interest in the transaction: $130,110.00 total investment

Material Terms: Equity & Convertible Note Investments across all funding rounds.

Name of Entity: Mitul Mehta

Relationship to Company: Officer

Nature / amount of interest in the transaction: $100,000 total investment

Material Terms: Equity & Convertible Note Investment across funding rounds

Name of Entity: Gerald Fitch

Relationship to Company: Director

Nature / amount of interest in the transaction: $190,000 Total Investment

Material Terms: Equity & Convertible Note Investment across funding rounds

Name of Entity: Arthur Reidel

Relationship to Company: Director

Nature / amount of interest in the transaction: $112,500 total investment

Material Terms: Equity & Convertible Note Investment across multiple funding rounds

Name of Entity: David Watola

Relationship to Company: Officer

Nature / amount of interest in the transaction: $19,000 total investment

Material Terms: Equity & Convertible Note Investment across multiple funding rounds

OUR SECURITIES

Our authorized capital stock consists of 16,000,000 shares of common stock, par value $0.0001 per share and 9,000,000 non-voting common stock. As of December 31, 2020, 10,127,044 shares of common stock are outstanding and 4,910,000 shares of non-voting common stock. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

COMMON STOCK

DRAG ALONG RIGHTS
If the Board and the shareholders holding a majority of the Company's Stock approve the sale of the Company or substantially all of the assets of the Company (an "Approved Sale"), the Investors (in their capacities as shareholders of the Company) shall consent to and raise no objections against such Approved Sale (including exercising any rights of appraisal or dissenter's rights). If the Approved Sale is structured as a sale of stock or equity securities, the Investors shall agree to sell all of their respective Company securities and rights to acquire Company securities on the terms and conditions approved by the Board and the shareholders holding a majority of the Company's Stock; provided, however, that the Investors shall not be required to make any representations or warranties beyond title and ownership and right to transfer their Stock free and clear of any and all encumbrances.

NON-VOTING COMMON STOCK
Note, the total amount of shares on a fully diluted basis (4,910,000) includes 2,160,000 shares issued and 2,750,000 shares pursuant to outstanding stock options and shares reserved pursuant to a stock plan.
DRAG ALONG RIGHTS
If the Board and the shareholders holding a majority of the Company's Stock approve the sale of the Company or substantially all of the assets of the Company (an "Approved Sale"), the Investors (in their capacities as shareholders of the Company) shall consent to and raise no objections against such Approved Sale (including exercising any rights of appraisal or dissenter's rights). If the Approved Sale is structured as a sale of stock or equity securities, the Investors shall agree to sell all of their respective Company securities and rights to acquire Company securities on the terms and conditions approved by the Board and the shareholders holding a majority of the Company's Stock; provided, however, that the Investors shall not be required to make any representations or warranties beyond title and ownership and right to transfer their Stock free and clear of any and all encumbrances.

Repurchase Right
If (a) the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, or (b) the undersigned (i) is determined to be a "Bad Actor" as defined in Rule 506(d) of Regulation D, (ii) brings a lawsuit against the Company, or (iii) is a Competitor, the Company shall have the option to repurchase the Securities from the undersigned for the greater of (A) the Purchase Price and (B) the fair market value of the Securities, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that, in the event an Equity Financing (as defined below) occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the Securities the undersigned would have received had the Repurchase not occurred (where such value is determined by multiplying the number of Securities by the Conversion Price (as defined below) and is referred to as the "Aggregate Value"), the Company shall pay to the undersigned an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event (each, as defined below).

For the purposes of this repurchase right, the following terms shall have the meanings set forth below:

"Business" means the business of producing solutions that address age-related macular degeneration.

"Change of Control" means (i) a transaction or series of related transactions in which any person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Competitor" means the undersigned engages in, provides consulting services to, employed by or has any interest in (whether as a proprietor, partner, director, officer, employee or stockholder) any corporation, general or limited partnership, association, limited liability company, sole proprietorship, trust or other entity or organization, other than the Company, which is engaged in a business that directly competes with the Business.

"Conversion Price" means the price per share of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of an Equity Financing.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Change of Control or initial public offering), whether voluntary or involuntary.

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre- money valuation.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible

notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2021.

Eyedaptic, Inc.

By   /s/ *Jay E. Cormier*

   Name: Jay E. Cormier

   Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Eyedaptic, Inc.
A California Corporation

Financial Statements (Unaudited) and
Independent Accountant's Review Report
December 31, 2020 and 2019

EYEDAPTIC, INC.
TABLE OF CONTENTS



To the Board of Directors of
Eyedaptic, Inc.
Laguna Niguel, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Eyedaptic, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
March 30, 2021

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Eyedaptic, Inc.
Balance Sheets (Unaudited)
As of December 31, 2020 and 2019

		December 31,		
		2020		**2019**
ASSETS				
Current assets:				
Cash and cash equivalents	$	363,254	$	184,512
Inventory		3,228		20,535
Prepaid expenses and deposits		12,636		7,021
Total assets	$	379,118	$	212,068
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current liabilities:				
Accounts payable	$	574	$	30,185
Convertible promissory note		135,000		625,000
Interest payable		98,794		63,272
Total current liabilities		234,368		718,457
Convertible promissory note, less current portion		940,000		135,000
Note payable		31,319		-
Total liabilities		1,205,687		853,457
Commitments and contingencies (Note 9)				
Stockholders' deficit:				
Voting common stock, $0.0001 par value, 16,000,000 shares authorized, 10,127,044 and 9,320,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively		1,013		932
Non-voting common stock, $0.0001 par value, 9,000,000 shares authorized, 2,160,000 and 1,960,000 shares issued and outstanding as of December 31, 2020 and 2019, respectively		216		196
Additional paid-in capital		1,439,368		937,599
Accumulated deficit		(2,267,166)		(1,580,116)
Total stockholders' deficit		(826,569)		(641,389)
Total liabilities and stockholders' deficit	$	379,118	$	212,068

See Independent Accountant's Review Report and accompanying notes,
which are an integral part of these financial statements.

-2-

Eyedaptic, Inc.
Statements of Operations (Unaudited)
For the years ended December 31, 2020 and 2019

| | Year Ended December 31, | |
	2020	2019
Net revenue	$ 62,313	$ 5,580
Cost of net revenue	38,398	4,522
Gross profit	23,915	1,058
Operating expenses:		
Research and development	294,582	411,683
Sales and marketing	112,072	45,612
General and administrative	231,461	166,593
Total operating expenses	638,116	623,888
Loss from operations	(614,201)	(622,830)
Other income (expense):		
Other income	4,000	10,000
Interest expense	(76,849)	(41,026)
Total other income (expense), net	(72,849)	(31,026)
Provision for income taxes	-	-
Net loss	$ (687,050)	$ (653,856)
Weighted average common shares outstanding - basic and diluted	11,586,935	10,903,014
Net loss per common share - basic and diluted	$ (0.06)	$ (0.06)

See Independent Accountant's Review Report and accompanying notes,
which are an integral part of these financial statements.

Eyedaptic, Inc.
Statements of Changes in Stockholders' Equity/(Deficit) (Unaudited)
For the years ended December 31, 2020 and 2019

	Voting Common Stock		Non-Voting Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount			
Balances at December 31, 2018	9,320,000	$ 932	1,560,000	$ 156	$ 727,270	$ (926,260)	$ (197,902)
Exercise of stock options	-	-	400,000	40	1,440	-	1,480
Stock-based compensation expense	-	-	-	-	208,889	-	208,889
Net loss	-	-	-	-	-	(653,856)	(653,856)
Balances at December 31, 2019	9,320,000	932	1,960,000	196	937,599	(1,580,116)	(641,389)
Exercise of stock options	-	-	200,000	20	720	-	740
Conversion of notes payable	807,044	81	-	-	391,248	-	391,329
Stock-based compensation expense	-	-	-	-	109,802	-	109,802
Net loss	-	-	-	-	-	(687,050)	(687,050)
Balances at December 31, 2020	10,127,044	$ 1,013	2,160,000	$ 216	$ 1,439,368	$ (2,267,166)	$ (826,569)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

Eyedaptic, Inc.
Statements of Cash Flows (Unaudited)
For the years ended December 31, 2020 and 2019

		Year Ended December 31,		
		2020		**2019**
Cash flows from operating activities:				
Net loss	$	(687,050)	$	(653,856)
Adjustments to reconcile net loss to net cash used in operating activities:				
Stock-based compensation expense		109,802		208,889
Changes in operating assets and liabilities:				
Inventory		17,307		(20,535)
Prepaid expenses and deposits		(5,615)		(7,021)
Accounts payable		(29,611)		28,922
Interest payable		76,851		41,025
Net cash used in operating activities		(518,317)		(402,576)
Cash flows from financing activities:				
Proceeds from convertible promissory notes		665,000		135,000
Proceeds from notes payable		31,319		-
Exercise of stock options		740		1,480
Net cash provided by financing activities		697,059		136,480
Net change in cash and cash equivalents		178,742		(266,096)
Cash and cash equivalents at beginning of year		184,512		450,608
Cash and cash equivalents at end of year	$	363,254	$	184,512
Supplemental disclosure of cash flow information:				
Cash paid for income taxes	$	-	$	-
Cash paid for interest	$	-	$	-
Supplemental disclosure of cash flow information:				
Conversion of notes payable and accrued interest into common stock	$	391,329	$	-

See Independent Accountant's Review Report and accompanying notes,
which are an integral part of these financial statements.

1.   NATURE OF OPERATIONS

Eyedaptic, Inc. (the "Company") was incorporated on December 15, 2017 under the laws of the State of California. The Company develops visual aid software, enabled by augmented reality hardware, for macular degeneration and other retinal diseases. The Company is headquartered in Laguna Niguel, California.

2.   GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $687,050 and $653,856 for the years ended December 31, 2020 and 2019, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2020 and 2019. As of December 31, 2020, the Company had an accumulated deficit of $2,267,166 and has limited working capital. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates
The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Eyedaptic, Inc.
Notes to Financial Statements (Unaudited)
As of December 31, 2020 and 2019 and for the years then ended

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

As of December 31, 2020 and 2019, all of the Company's cash and cash equivalents were held at one accredited financial institution. As of December 31, 2020, the Company has cash of $113,254 in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification cost method. As of December 31, 2020 and 2019, inventory consisted of eyewear products purchased from the Company's suppliers. Management reviews its inventory for obsolescence and impairment annually and did not record a reserve for obsolete inventory for the years ended December 31, 2020 and 2019.

Eyedaptic, Inc.
Notes to Financial Statements (Unaudited)
As of December 31, 2020 and 2019 and for the years then ended

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2020 and 2019 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives its revenue from the sale of its eyewear products. Each product sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when products are delivered as the Company has determined that this is the point that control transfers to the customer. The Company invoices customers upon delivery of the product, and payments from such customers are due upon invoicing.

Significant Judgements

The Company estimates warranty claims reserves based on historical results and research and determined that a warranty reserve was not necessary as of December 31, 2020 and 2019.

Cost of Revenue

Cost of revenue consists primarily of inventory sold.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured

at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Eyedaptic, Inc.
Notes to Financial Statements (Unaudited)
As of December 31, 2020 and 2019 and for the years then ended

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2020 and 2019, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2020 and 2019 are as follows:

	Year Ended December 31,	
	2020	**2019**
Convertible promissory note*	2,592,051	1,611,535
Options to purchase common stock	2,245,000	2,245,000
	4,837,051	3,856,535

*Convertible notes' potential shares are calculated based on principal and accrued interest, the valuation cap and the Company's fully diluted capitalization as of December 31, 2020 and 2019. See Note 4 for more information.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07")*. ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after

December 15, 2018 with early adoption permitted. The Company has adopted this standard effective January 1, 2019.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.   DEBT

Convertible Promissory Notes
In 2018, the Company issued twelve convertible promissory notes (the "2018 Notes") for an aggregate principal amount of $625,000. The Notes are subject to automatic conversion upon a qualified equity financing in excess of $2,000,000. Upon a qualified financing, the outstanding principal and any unpaid accrued interest shall automatically convert into shares of common stock at a conversion price equal to the lesser of (i) 85% of the price paid per share for such shares, or (ii) the price (the "valuation cap") equal to the quotient of $6,900,000 divided by the dilutive common shares outstanding (assuming full conversion and/or exercise of all convertible and/or exercisable securities then outstanding including the Company's shares reserved for future issuance under the Company's equity incentive plans). If the 2018 Notes remain outstanding on the maturity date, then the outstanding principal shall automatically convert at a price equal to $6,900,000 divided by the dilutive common shares outstanding. At the Company's option, any unpaid accrued interest may be either paid in cash or converted per the terms above. Upon a change in control, the holder will be repaid the outstanding principal and accrued interest.

In 2019, the Company issued five convertible promissory notes (the "2019 Notes") for an aggregate principal amount of $135,000. The 2019 Notes have the same conversion terms above, except for that: 1) noteholders of the 2019 Notes may convert into shares of common stock for a future equity financing that does not constitute a qualified financing under the qualified terms above; 2) Upon a change in control, the holder will have the option to a) be repaid the outstanding principal and accrued interest or b) convert the 2018 Notes into shares of common stock at a price equal to $6,900,000 divided by the dilutive common shares outstanding.

The Notes have a 2-year term, with the 2018 Notes maturing throughout 2020 (see below for amendment to remaining 2018 Notes) and the 2019 Notes maturing in 2021. The notes bear interest at 6% per annum. Interest expense on these notes was $76,849 and $41,026 for the years ended December 31, 2020 and 2019, respectively, and accrued interest payable was $98,794 and $63,272 as of December 31, 2020 and 2019, respectively.

In September 2020, certain 2018 Noteholders elected to convert the outstanding principal and unpaid interest for shares of voting common stock. An aggregate principal of $350,000, and accrued interest of $41,328, was converted into 807,044 shares of common stock at a conversion price of $0.48 per share ($6,900,000 divided by the dilutive shares outstanding at the time of conversion). The Company analyzed these conversions for any beneficial conversion feature discounts and determined no such adjustments were necessary. The remaining 2018 Noteholders totaling $275,000 in outstanding principal elected to amend their agreements and extend the maturity an additional two years until 2022.

In 2020, the Company issued additional 2019 Notes for an aggregate principal amount of $665,000 at the same term as the 2019 issuances.

Loan Payable

In May 2020, the Company entered into a loan with a lender in an aggregate principal amount of $31,319, pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The loan proceeds were used for payroll and other covered payments and is expected to be forgiven in 2021 based on current information available; however, formal forgiveness has not yet occurred as of the date of these financial statements.

5. STOCKHOLDERS' EQUITY/(DEFICIT)

Common Stock

The Company's Articles of Incorporation, as amended and restated, authorized 25,000,000 total shares, including 16,000,000 shares of voting common stock and 9,000,000 shares of non-voting common stock at $0.0001 par value as of December 31, 2020. As of December 31, 2020 and 2019, 12,287,044 and 11,280,000 total shares of common stock were issued and outstanding, respectively.

Each share of common stock carrying the right to vote shall entitle the holder to one vote on any matter submitted to a vote at a meeting of the stockholders.

During the year ended December 31, 2020, the Company issued 807,044 shares of voting common stock pursuant to the conversion of notes payable (see Note 4).

During the year ended December 31, 2020, the Company issued 200,000 shares of non-voting common stock pursuant to exercises of stock options for proceeds of $740. During the year ended December 31, 2019, the Company issued 400,000 shares of non-voting common stock pursuant to exercises of stock options for proceeds of $1,480.

6.   STOCK-BASED COMEPENSATION

Eyedaptic, Inc. 2018 Stock Plan

The Company has adopted the Eyedaptic, Inc. 2018 Stock Plan ("2018 Plan"), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2018 Plan was 3,350,000 shares as of December 31, 2020 and 2019. The options have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2018 Plan's inception. As of December 31, 2020 and 2019, there were 505,000 and 705,000 shares and available for grant under the 2018 Plan, respectively. Time-based stock options granted under the 2018 Plan typically vest over a four-year period. Performance-based options granted vest based on defined milestones as defined in the option agreements.

A summary of information related to stock options for the years ended December 31, 2020 and 2019 is as follows:

	Options	Weighted Average Exercise Price		Instrinsic Value	
Outstanding as of December 31, 2018	2,610,000	$	0.0037	$	1,096,823
Granted	35,000		0.0037		
Exercised	(400,000)		0.0037		
Forfeited	-		-		
Outstanding as of December 31, 2019	2,245,000	$	0.0037	$	1,114,194
Granted	200,000		0.0037		
Exercised	(200,000)	$	0.0037		
Forfeited	-				
Outstanding as of December 31, 2020	2,245,000	$	0.0037	$	1,114,134
Exerciseable as of December 31, 2019	32,000	$	0.0037		
Exerciseable as of December 31, 2020	49,000	$	0.0037		

	December 31,	
	2020	**2019**
Weighted average grant-date fair value of options granted during year	$0.50	$0.50
Weighted average duration (years) to expiration of outstanding options at year-end	7.91	8.80

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Year Ended December 31,	
	2020	**2019**
Risk-free interest rate	1.48 - 1.63%	1.90 - 2.44%
Expected term (in years)	6.00	6.00
Expected volatility	84.4%	84.4%
Expected dividend yield	0%	0%

During the year ended December 31, 2018, 2,560,000 of the total options granted were performance-based options. All options granted during 2019 were time-based. During 2020, 10,000 time-based options were granted and 190,000 performance-based options were granted. During 2020 and 2019, a holder exercised 200,000 and 400,000 options that vested upon milestone completions at an exercise price of $0.0037 per share for $740, and $1,480, respectively. As of December 31, 2020, there were no other performance-based options which had vested.

The total grant-date fair value of the options granted during the years ended December 31, 2020 and 2019 was $100,000 and $17,500, respectively. Stock-based compensation expense for stock options of $109,802 and $208,889 was recognized under FASB ASC 718 for the years ended December 31, 2020 and 2019, respectively and included in research and development expenses in the statements of operations. Total unrecognized compensation cost related to non-vested time-based stock option awards amounted to $26,242 and $32,710 as of December 31, 2020 and 2019, respectively, and will be recognized over a weighted average period of 2.3 years as of December 31, 2020 As of December 31, 2020 and 2019, total unrecognized compensation related to non-vested milestone-based stock option awards amounts to $1,075,000 and $1,080,000, respectively.

7.   INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to stock-based compensation expense, cash-to-accrual differences, and net operating loss carryforwards. As of December 31, 2020 and 2019, the Company had net deferred tax assets before valuation allowance of $500,766 and $347,856, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,	
	2020	**2019**
Deferred tax assets:		
Net operating loss carryforwards	$ 473,958	$ 323,559
Cash to accrual differences	26,808	24,297
Valuation allowance	(500,766)	(347,856)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2020 and 2019, cumulative losses through December 31, 2020, and no history of generating taxable income. Therefore, valuation allowances of $500,766 and $347,856 and were recorded as of December 31, 2020 and 2019, respectively. Valuation allowance increased by $152,910 and $124,717 during the years ended December 31, 2020 and 2019, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.1%. The effective rate is reduced to 0% for 2020 and 2019 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. On December 31, 2020 and 2019, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $1,686,085 and $1,151,047, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2017-2020 tax years remain open to examination.

8. RELATED PARTY TRANSACTIONS

Of the convertible promissory notes outstanding, a total of $247,610 and $97,610 as of both December 31, 2020 and 2019 were with related parties consisting of the Chief Executive Officer, management, and board members. See Note 4.

9. COMMITMENTS AND CONTINGENCIES

Lease Agreements
In May 2020, the Company entered into an operating lease for office space. The lease term commenced on May 1, 2020 and expires on April 30, 2021. The agreement requires monthly base rent payments of $2,878.

Contingencies
The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

10. SUBSEQUENT EVENTS

In January 2021, the Company commenced a Regulation CF offering for the issuance of non-voting common stock. Through the issuance date, the Company has raised approximately $390,000 in gross proceeds from the offering.

In March 2021, the Company received $30,150 in proceeds pursuant to an additional PPP loan.

Management has evaluated subsequent events through March 30, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

CERTIFICATION

I, Jay E. Cormier, Principal Executive Officer of Eyedaptic, Inc., hereby certify that the financial statements of Eyedaptic, Inc. included in this Report are true and complete in all material respects.

Jay E. Cormier

Principal Executive Officer